3721 Valley Centre Drive, Suite 200
San Diego, CA 92130
(760) 260-8600
July 5, 2018
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attention:	Abe Friedman
Ibolya Ignat

RE:    Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-36257

Ladies and Gentlemen:
On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 21, 2018 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the “2018 Quarterly Report”). The text of the Staff’s comment has been included in this letter in italics for your convenience.
Form 10-K for Fiscal Year Ended December 31, 2017
Exhibits 32.1 and 32.2, page 1

1.
Your Section 906 certifications for your December 31, 2017 annual report refer to “the period ended December 31, 2014,” and your Section 906 certifications for your March 31, 2018 quarterly report refer to “the period ended March 31, 2016.” Please file a full amendment of your December 31, 2017 Form 10-K and March 31, 2018 Form 10-Q that includes the entire filing, including Exhibit 31 certifications and together with corrected Exhibit 32 certifications. All certifications should be dated as of the date you file the amendments.

Response:
The Company acknowledges the Staff’s comment and has filed with the Commission an amendment to its 2017 Annual Report and 2018 Quarterly Report in accordance with the Comment Letter.
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Please contact me at (760) 260-8600 with any questions or further comments.

Sincerely,

/s/ Laura Clague
Laura Clague

cc:     Elizabeth Reed, Retrophin, Inc.